UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 4, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Operating update 31 March 2017 1
Westonaria 4 May 2017: Sibanye Gold Limited ( Sibanye and/or the Group ) (JSE: SGL & NYSE: SBGL) is pleased to provide an operating update for the quarter ended 31 March 2017. Detailed financial and operating results are provided on a six-monthly basis.
OPERATING UPDATE
UNITED STATES DOLLARS
1
SOUTH AFRICAN RAND
Mar
2016
Dec
2016
Mar
2017
Unit
Unit
Mar
2017
Dec
2016
Mar
2016
KEY STATISTICS
Gold Division
360.8 382.9
330.1
Gold produced kg
10,266
11,908 11,221
1,182 1,212
1,215
US$/oz Average gold price R/kg
515,998
541,082 600,267
54 60
68
US$/t Operating cost R/t
896
833 845
160.3 166.2
73.2
US$m Operating profit Rm
967.0
2,304.1 2,530.6
38 36
18
% Operating margin %
18
36 38
895 957
1,163
US$/oz All-in sustaining cost R/kg
493,872
427,091 454,282
Platinum Division - attributable
2
- 134.8
168.1
Platinum produced kg
5,228
4,194 -
- 233.2
286.7
4E PGM
3
production kg
8,918
7,253 -
- 857
917
US$/4Eoz Average PGM basket price R/4Eoz
12,109
11,900 -
- 762
842
US$/4Eoz Operating cost R/4Eoz
11,128
10,571 -
- 8.1
18.4
US$m Operating profit Rm
242.9
114.4 -
- 8
8
% Operating margin %
8
8 -
1
Average exchange rates for the quarters ended 31 March 2017, 31 December 2016 and 31 March 2016 were R13.21/US$, R13.88/US$ and R15.79/US$, respectively.
2
The Platinum Division’s performance is only provided for the quarters ended 31 March 2017 and 31 December 2016, as the Aquarius group was only acquired on 12 April 2016 and the
Rustenburg operations on 1 November 2016.
3
Platinum Group Metals of which 4E represent platinum, palladium, rhodium and gold.
STOCK DATA FOR THE THREE MONTHS ENDED 31 MARCH 2017
JSE LIMITED – (SGL)
Number of shares in issue Price range per ordinary share ZAR24.01 to ZAR31.15
– at end 31 March 2017 929,004,342 Average daily volume 6,089,544
– weighted average 929,004,342
NYSE – (SBGL); ONE ADR REPRESENTS FOUR ORDINARY SHARES
Free Float 80% Price range per ADR US$7.45 to US$9.40
Bloomberg/Reuters SGLS / SGLJ.J Average daily volume 2,127,679

2 Sibanye Operating update 31 March 2017
OVERVIEW AND UPDATE FOR THE QUARTER ENDED 31 MARCH 2017 COMPARED WITH THE QUARTER
ENDED 31 MARCH 2016
Sibanye is an independent mining group domiciled in South Africa, which owns and operates a portfolio of high-quality gold and platinum group metals (PGMs) operations and projects.
Due to significant appreciation in the ZAR/USD exchange rate during 2016, the average rand gold price of R515,998/kg for the March
2017 quarter was 14% lower than for the comparable period in 2016. The exchange rate appreciated by 16% from an average of
R15.70/US$ for the March 2016 quarter, to R13.21/US$ for the March 2017 quarter. As a result, the average operating margin for the
Gold Division declined from 38% to 18% with operating profit decreasing from R2,531 million for the March 2016 quarter to R967 million.
The positive momentum developed by the Platinum Division in 2016 has continued into 2017, with all of the operations performing strongly and the integration process proceeding well. In line with the progress made on the realisation of synergies it is therefore pleasing that the
Platinum Division generated attributable operating profit of R243 million, with Mimosa contributing an additional R119 million to Earnings from Associates.
SAFETY
Safety trends for the Group continued to improve, with all safety indicators better for the March 2017 quarter relative to the comparable quarter in 2016. The Fatal Injury Frequency Rate was 67% lower at 0.05 per million hours and the Serious Injury Frequency Rate was
27% lower at 3.7 per million hours. The improved safety performance follows the implementation of a revised safety strategy which has been rolled out in both the Gold and Platinum Divisions.
Regrettably two fatal accidents occurred in the Gold Division during the March 2017 quarter, both at the Beatrix Operation. Sibanye
Management and Board extend their sincere condolences to the families and colleagues of Mr Sphampano Machenene and Mr Mxolisi
Cekiso. Pleasingly, the Platinum Division recorded a fatality free March 2017 quarter.
GOLD DIVISION
Gold production for the March 2017 quarter of 10,266kg (330,100oz), was 9% lower than for the comparable quarter in 2016. The 955kg
(30,700oz) decrease was mainly due to the cessation of mining operations at the Cooke 4 shaft in September 2016, which previously contributed 409kg (13,100oz) in the March 2016 quarter. Lower underground volumes at Driefontein and Cooke were supplemented, where possible, by surface rock dump (SRD) material, albeit at lower grades. Gold in inventory at the end of December 2016 of 129kg
(4,147oz) was sold during the March 2017 quarter, resulting in sales of 10,395kg (334,200oz).
Costs at the Gold Division of R4,937 million were approximately 5% higher than for the March 2016 quarter with unit costs 6% higher at
R896/t milled. All-in sustaining cost (AISC) increased by 9% from R454,282/kg to R493,862/kg mainly as a result of the decrease in gold produced.
Kloof posted a strong performance as production increased by 1% to 3,201kg (102,900oz). A decision to mill current waste with the mined ore to improve efficiency and reduce unit costs resulted in a 15% increase in mill throughput to 506,000t, and a corresponding 12%
decline in the average yield to 6.33g/t. An opportunity to utilise excess capacity at Ezulwini and Cooke plants with Kloof surface material resulted in surface throughput increasing by 37%. Production declined 5% however due to the processing of lower grade feed material at the Kloof rock dump.
At Beatrix, underground gold production increased by 1% to 2,176kg (70,000oz). This was due to an increase in volume from Beatrix 1 shaft and an increase in grade at Beatrix 4 shaft. Gold production from the surface operations decreased by 9% to 109kg (3,500oz) due to lower volumes from SRDs which were preferentially replaced with underground ore. Surface throughput decreased by 21% to 336,000t.
The yield from the surface operations increased from 0.28g/t to 0.32g/t.
Underground production at Driefontein for the March 2017 quarter, at 3,038kg (97,700oz) was 8% lower than for the comparable period in 2016, mainly as a result of lower production from 5 and 6 shafts. Higher grade areas at 6 shaft will only return to production in July
2017 due to a seismic event that occurred during the March 2017 quarter. Ore milled was 1% lower at 531,000t. Gold production from surface sources decreased by 2% to 474kg (15,200oz) due to lower SRD grade and volume. Management at Driefontein has been strengthened through the appointment of Koos Barnard as an additional VP at the Driefontein Operations. Koos has over 30 years mining experience in the South African gold industry, nine of those with Gold Fields as well as after its unbundling, with Sibanye Gold for two years. Prior to that Koos occupied various roles at Anglo Gold and Durban Roodepoort Deep. We are pleased to welcome Koos back to
Sibanye where we are certain his experience will be invaluable.
Underground production at Cooke of 701kg (22,500oz) was 48% lower than for the comparable period in 2016, primarily due to the cessation of production at Cooke 4, which produced 409kg (13,100oz) for the March 2016 quarter. The Cooke 3 grout plant was commissioned at the end of Q1 which should allow extraction of higher grade mining areas in future. Lower underground volumes were supplemented with surface material where possible, resulting in production from surface increasing by 10% to 192kg (6,200oz) for the quarter. The surface yields increased by 18% to 0.20g/t.

Sibanye Operating update 31 March 2017 3
The continuous operational underperformance of Beatrix 4 shaft and the Cooke underground operations is currently under review.
We are pleased to report the appointment of William Taylor as Chief Operating Officer for the Gold Division. William has extensive mining experience in both the Gold and Platinum industries. He spent close to 17 years at Anglo American Platinum, most recently in the role of
Senior General Manager at Amandelbult and prior to that, nearly 15 years in the Gold Mining industry at, amongst others, Harmony and
Durban Roodepoort Deep.
PLATINUM DIVISION
The Platinum Division delivered attributable PGM production of 286,716oz (4E) for the March 2017 quarter in line with planned levels.
The operating cost was R11,128/4Eoz (US$842/4Eoz) resulting in an operating margin of 8% for the period. The PGM basket price for the quarter was R12,109/4Eoz (US$917/4Eoz). The Platinum Division recorded an operating profit of R243 million (US$18 million) for the first quarter of 2017, excluding the equity accounted attributable operating profit of R119 million (US$9 million) from Mimosa.
Despite the noted volatility in rand PGM prices during the quarter, and after taking into account the revenue contribution from base metals and chrome, Kroondal, Platinum Mile and Rustenburg delivered attributable operating profits of R77 million, R15 million and R122 million respectively during the quarter. This equated to a quarterly operating profit margin of 12%, 35% and 5% respectively for each operation.
Mimosa and Platinum Mile continue to deliver solid results, with Rustenburg continuing its positive turnaround and Kroondal operating to guidance. Operating costs at Kroondal and Mimosa for the March 2017 quarter amounted to R10,430/4Eoz (US$790/4Eoz) and
R8,921/4Eoz (US$675/4Eoz), respectively. Platinum Mile operating cost of R6,470/4Eoz (US$490/4Eoz) resulted in an operating margin of 35%.
The integration of the Rustenburg operation is progressing well. The Sibanye operating model has been implemented across the Division and positive operating and financial performance momentum has already been noted. There has been a real 12% reduction in
Rustenburg's unit operating costs since Sibanye took control of the operation on 1 November 2016.
R400 million in synergies is anticipated to be realised by year end. The Section 189 process announced on 26 January 2017, arising from the consolidation of Aquarius and the Rustenburg Operations into Sibanye, is ongoing.
STRATEGIC UPDATE
On 25 May 2017 Sibanye and Stillwater shareholders overwhelmingly approved the acquisition of Stillwater by Sibanye. All resolutions at the Sibanye General Meeting of shareholders were passed by a majority of approximately 82% of shareholders voting. This strong support from shareholders as well as the financial support in the Transaction already shown by some of the largest financial institutions in the world, is a significant vote of confidence in the strategic rational and value that Sibanye is confident it will deliver for all stakeholders through this transaction.
While this transaction is significantly value accretive, even assuming relatively conservative commodity price assumptions, with earnings and cash flows enhanced as the Blitz project ramps up, Sibanye believes that supply and demand fundamentals across the PGM suite are positive and imply potential value upside. We expect sustained and material supply deficits across the PGMs over the long term, with palladium likely to move into significant deficits first, supported by continued growth in gasoline light passenger vehicle sales globally.
Despite a likely decline in global diesel penetration rates, led by a structural change in the make-up of the European car market, we forecast a relatively balanced platinum market for the remainder of this decade, followed by deficits thereafter, driven by declining supply from South Africa. An industry wide decrease in stay-in-business capital over the last decade to unsustainable levels, is likely to result in lower primary platinum supply from South Africa, in our opinion. The outlook for Rhodium is similar, moving from a balanced market to long-term deficits early next decade. The resultant drawdown from above ground inventories will drive the PGM basket prices higher to more sustainable levels post 2018 in our view.
The Stillwater acquisition follows the acquisitions of Aquarius and Rustenburg in 2016. Both of these acquisitions represented low cost entries into the PGM sector and importantly, through the realisation of cost and operating synergies, offered significant potential to enhance value, as is already evident in the Platinum Division results presented for the March 2017 quarter.
Stillwater, located in Montana in the United States, owns the highest grade PGM mines in the world and is the lowest cost PGM producer
(on an All-in Sustaining Cost basis which includes sustaining capital expenditure requirements). The company is also the only PGM
Company, through the brownfields Blitz project, that is able to substantially grow production at a low point in the commodity price cycle, financed entirely through internal cash flow. The high quality Stillwater assets, including a world class recycling facility, combined with
Sibanye's unique geographically diversified PGM operating base and the fact that Stillwater is the only primary palladium producer in the world, strategically positions Sibanye as an exclusive investment case.
This transformative transaction uniquely positions Sibanye as a global precious metals company with a unique mix of commodities.
Sibanye is now the third largest producer of palladium (and only primary producer of palladium) and the third largest producer of platinum in the world and also features in the top ten global gold companies.
While the Company still perceives a potential for further value accretive growth through consolidation of the PGM Sector, despite continued engagement with Government, the regulatory environment in South Africa is becoming increasingly uncertain and recent political events have added significant economic volatility, complicating investment decisions, particularly capital intensive investments, with long lead times, such as in the mining industry. The group remains focused on delivering superior value to all stakeholders but until

4 Sibanye Operating update 31 March 2017
there is more clarity on the investment and regulatory environment in South Africa, decisions to commit to long term growth projects in
South Africa are difficult.
OUTLOOK
Guidance provided for the Gold and Platinum Divisions remains unchanged for the year. Gold production guidance for the year ending
31 December 2017 is between 47,000kg and 48,000kg (1.51 to 1.54Moz), with total cash cost between R385,000/kg and R395,000/kg
(US$890/oz and US$910/oz) and AISC of between R470,000/kg and R480,000/kg (US$1,080/oz and US$1,105/oz). Total capital expenditure for 2017, including Burnstone, is currently planned at approximately R4.0 billion (US$300 million).
Guidance for 4E PGM production from the Platinum Division is between 1.05Moz and 1.10Moz. Operating cost guidance for the division remains between R11,150/4Eoz and R11,450/4Eoz, with attributable capital expenditure planned at R900 million (US$67 million). The dollar costs are based on an average exchange rate of R13.50/US$.
Neal Froneman
Chief Executive Officer
4 May 2017

Sibanye Operating update 31 March 2017 5
SALIENT FEATURES AND COST BENCHMARKS
Unit
Quarter
Total Mines
Driefontein
Kloof
Beatrix
Cooke
Total
Under-
ground
Surface
Under-
ground
Surface
Under-
ground Surface
Under-
ground
Surface
Under-
ground
Surface
SALIENT FEATURES AND COST BENCHMARKS
Gold Division
Production
Tonnes milled/treated 000't
Mar 2017
4,858
1,852
3,006
531
845
506
813
621
336 194 1,012
Dec 2016 4,936 1,952 2,984 516 919 517 789 701 361 218 915
Mar 2016 4,978 1,975 3,003 537 953 441 593 656 425 341 1,032
Yield g/t
Mar 2017
2.11
4.92
0.38
5.72
0.56
6.33
0.46
3.50
0.32
3.61
0.19
Dec 2016 2.41 5.48 0.40 7.25 0.54 6.66 0.51 3.62 0.30 4.50 0.22
Mar 2016 2.25 5.06 0.41 6.18 0.57 7.17 0.66 3.28 0.28 3.99 0.17
Gold produced kg
Mar 2017
10,266
9,116
1,150
3,038
474
3,201
375
2,176
109
701
192
Dec 2016 11,908 10,703 1,205 3,740 499 3,445 399 2,537 107 981 200
Mar 2016 11,221 9,991 1,230 3,318 541 3,163 394 2,149 120 1,361 175
000't
Mar 2017
330.1
293.1
37.0
97.7
15.2
102.9
12.1
70.0
3.5
22.5
6.2
Dec 2016 382.9 344.3 38.8 120.3 16.0 110.8 12.8 81.5 3.5 31.5 6.5
Mar 2016 360.8 321.2 39.6 106.7 17.4 101.7 12.7 69.1 3.9 43.7 5.6
Gold sold kg
Mar 2017
10,395
9,234
1, 161
3,122
474
3,235
375
2,176
109
701
203
Dec 2016 11,779 10,585 1,194 3,656 499 3,411 399 2,537 107 981 189
Mar 2016 11,221 9,991 1,230 3,318 541 3,163 394 2,149 120 1,361 175
000't
Mar 2017
334.2
296.9
37.3
100.4
15.2
104.0
12.1
70.0
3.5
22.5
6.5
Dec 2016 378.6 340.2 38.4 117.5 16.0 109.7 12.8 81.5 3.5 31.5 6.1
Mar 2016 360.8 321.2 39.6 106.7 17.4 101.7 12.7 69.1 3.9 43.7 5.6
Price and costs
Gold price received R/kg
Mar 2017
515,998
515,406
515,263
516,674
519,580
Dec 2016 541,082 540,842 539,790 540,998 570,000
Mar 2016 600,267 601,555 599,353 602,556 595,768
US$/oz
Mar 2017
1,215
1,214
1,213
1,217
1,223
Dec 2016 1,212 1,212 1,209 1,212 1,277
Mar 2016 1,182 1,185 1,181 1,187 1,174
Operating cost R/t
Mar 2017
896
2,113
147
2,538
200
2,375
182
1,461
130
2,352
80
Dec 2016 833 1,893 140 2,312 189 2,090 147 1,324 109 2,265 96
Mar 2016 845 1,932 129 2,211 168 2,592 163 1,262 118 1,930 79
Operating margin %
Mar 2017
18
17
26
15
31
27
23
19
22
(25)
19
Dec 2016 36 36 36 41 35 42 46 32 31 13 18
Mar 2016 38 36 47 41 51 40 59 36 30 19 22
Total cash cost
1
R/kg
Mar 2017
421,308
426,446
376,814
414,967
594,690
Dec 2016 346,439 324,260 310,630 368,684 491,538
Mar 2016 385,117 361,907 360,866 397,708 481,120
US$/oz
Mar 2017
992
1,004
887
977
1,400
Dec 2016 776 726 696 826 1,101
Mar 2016 759 713 711 783 948
All-in sustaining cost
2
R/kg
Mar 2017
493,872
497,831
450,859
486,871
666,150
Dec 2016 427,091 393,333 409,843 445,045 562,308
Mar 2016 454,282 421,845 435,001 463,729 535,156
US$/oz
Mar 2017
1,163
1,172
1,062
1,146
1,568
Dec 2016 957 881 918 997 1,260
Mar 2016 895 831 857 913 1,054
All-in sustaining margin %
Mar 2017
4
3
12
6
(28)
Dec 2016 21 27 24 17 1
Mar 2016 24 30 27 23 10
Capital expenditure
Total capital expenditure
3
Rm
Mar 2017
806.5
259.8
264.8
143.8
43.6
Dec 2016 1,106.9 297.1 399.1 176.4 65.9
Mar 2016 739.0 219.7 241.4 130.6 56.4
US$m
Mar 2017
61.1
19.7
20.0
10.9
3.3
Dec 2016 79.7 21.4 28.8 12.7 4.7
Mar 2016 46.8 13.9 15.3 8.3 3.6
Average exchange rates for the quarters ended 31 March 2017, 31 December 2016 and 31 March 2016 were R13.21/US$, R13.88/US$ and R15.79/US$, respectively.
Figures may not add as they are rounded independently.
1
Total cash cost is calculated in accordance with the Gold Institute Industry Standard as cost of sales as recorded in profit or loss, less amortisation and depreciation and off-site (i.e. central)
general and administrative expenses (including head office costs) plus royalties and production taxes. Total cash cost per kilogram is defined as the average cost of producing a kilogram of gold, calculated by dividing the total cash cost in a period by the total gold sold over the same period.
2
All-in sustaining cost is defined as production costs plus all costs relating to sustaining current production and sustaining capital expenditure, and includes (but not limited to) operating costs, share based payments, royalties, rehabilitation costs and sustaining capital expenditure.
3
Corporate project expenditure for the quarters ended 31 March 2017, 31 December 2016 and 31 March 2016 amounted to R94.5 million (US$7.2 million), R168.4 million (US$12.1 million), and R90.9 million (US$5.7 million), respectively. The majority of this expenditure was on our Burnstone project.

6 Sibanye Operating update 31 March 2017
SALIENT FEATURES AND COST BENCHMARKS
Unit
Quarter
Total Mines
Kroondal
Mimosa
Plat Mile
Rustenburg
Total
Under-
ground
Surface
Attributable
Attributable
Surface
Under-
ground
Surface
SALIENT FEATURES AND COST BENCHMARKS
Platinum Division attributable
Production
1
Tonnes milled/treated 000't
Mar 2017
6,563
2,904
3,659
888
335
2,121
1,681
1,538
Dec 2016 5,808 2,448 3,360 904 340 2,366 1,204 994
Plant head grade g/t
Mar 2017
2.10
3.29
1.15
2.41
3.58
0.69
3.69
1.79
Dec 2016 1.88 3.20 0.92 2.44 3.61 0.67 3.65 1.53
Plant recoveries %
Mar 2017
64.76
82.36
25.01
81.40
77.72
9.16
83.59
33.46
Dec 2016 66.37 82.93 24.66 82.29 78.28 12.38 84.54 37.42
Yield g/t
Mar 2017
1.36
2.71
0.29
1.97
2.78
0.06
3.09
0.60
Dec 2016 1.25 2.65 0.23 2.00 2.82 0.08 3.09 0.57
PGM 4E production
2
4Eoz
Mar 2017
286,716
252,737
33,979
56,106
29,975
4,328
166,656
29,651
Dec 2016 233,199 208,586 24,613 58,252 30,863 6,297 119,471 18,316
Price and unit costs
3
Average PGM 4E basket price
4
R/4Eoz
Mar 2017
12,109
12,198
11,525
12,062
12,085
12,028
12,243
11,451
Dec 2016 11,900 11,872 12,133 11,688 12,228 11,754 11,870 12,263
US$/4Eoz
Mar 2017
917
923
872
913
915
911
927
867
Dec 2016 857 855 874 842 881 847 855 883
Operating cost R/t
Mar 2017
459
1,040
51
659
798
13
1,241
103
Dec 2016 424 945 45 604 917 11 1,209 128
US$/t
Mar 2017
35
79
4
50
60
1
94
8
Dec 2016 31 68 3 44 66 1 87 9
Operating margin %
Mar 2017
8
2
52
12
31
35
(2)
54
Dec 2016 8 5 36 7 19 47 1 33
Operating cost
5
R/4Eoz
Mar 2017
11,128
11,991
5,471
10,430
8,921
6,470
12,516
5,325
Dec 2016 10,571 11,090 6,176 9,368 10,103 4,002 12,185 6,923
US$/4Eoz
Mar 2017
842
908
414
790
675
490
947
403
Dec 2016 762 799 445 675 728 288 878 499
Total cash cost
6
R/4Eoz
Mar 2017
11,026
10,166
9,598
6,470
11,371
US$/4Eoz
Mar 2017
835
770
727
490
861
Capital expenditure
Total capital expenditure
Rm
Mar 2017
175.5
173.9
1.6
23.7
55.3
1.6
94.9
-
Dec 2016 269.3 269.1 0.2 67.0 53.4 0.2 148.7 -
US$m
Mar 2017
13.3
13.2
0.1
1.8
4.2
0.1
7.2
-
Dec 2016 19.3 19.3 - 4.8 3.8 - 10.7 -
Average exchange rates for the quarters ended 31 March 2017, 31 December 2016 and 31 March 2016 were R13.21/US$, R13.88/US$ and R15.79/US$, respectively.
Figures may not add as they are rounded independently.
1
Platinum Division includes the attributable operations of Kroondal (50%), Mimosa (50%), Platinum Mile surface operation and Rustenburg since acquisition on 1 November 2016.
2
Production per product – see prill split in the table below.
3
The total Platinum Division price and unit costs exclude the financial results of Mimosa, which are equity accounted and excluded from net operating profit.
4
4E PGM revenue per ounce, prior to a purchase of concentrate adjustment.
5
Operating costs are all mining related costs calculated as costs of sales before amortisation and depreciation.
6
Total cash cost is calculated in accordance with the Gold Institution industry standard as costs of sales as recorded in profit or loss, less amortisation and depreciation and off-site (i.e. central)
general and administrative expenses (including head office costs) plus royalties and production taxes. Total cash costs per 4E ounce is defined as the average cost of producing a 4E ounce, calculated by dividing the total cash cost in a period by the PGM 4E produced over the same period.
Prill split
Quarter ended
Mar 2017
Dec 2016
4Eoz
%
4Eoz
%
Platinum
168,080
59
134,836
58
Palladium
88,654
31
73,437
32
Rhodium
20,006
7
19,457
8
Gold
9,976
3
5,469
2
PGM 4E production
286,716
100
233,199
100
Ruthenium
37,642
30,804
Iridium
8,780
7,047
Total
333,138
271,050

Sibanye Operating update 31 March 2017 7
DEVELOPMENT RESULTS
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
QUARTER ENDED
31 March 2017
31 December 2016
31 March 2016
REEF
CARBON
LEADER
MAIN
VCR
CARBON
LEADER
MAIN
VCR
CARBON
LEADER
MAIN
VCR
Gold Division
Driefontein
Unit
Advanced (m)
1,309
844
802
1,512 974 845 1,653 702 1,307
Advanced on reef (m)
165
255
151
237 378 131 214 173 135
Channel width (cm)
63
69
94
36 50 116 81 53 52
Average value (g/t)
16.6
9.5
34.5
33.8 11.6 27.2 14.0 9.6 58.5
(cm.g/t)
1,049
660
3,242
1,218 578 3,141 1,139 509 3,062
QUARTER ENDED
31 March 2017
31 December 2016
31 March 2016
REEF
KLOOF
MAIN
LIBANON
VCR
KLOOF
MAIN
LIBANON
VCR
KLOOF
MAIN
LIBANON
VCR
Gold Division
Kloof
Unit
Advanced (m)
779
441
219
1,816
681 768 170 2,425 2,240 723 666 87
Advanced on reef (m)
167
42
62
243
206 69 - 454 520 210 144 10
Channel width (cm)
169
36
138
91
115 48 - 102 117 173 133 138
Average value (g/t)
5.6
23.4
5.9
18.1
11.6 18.9 - 25.4 21.6 9.0 5.1 6.8
(cm.g/t)
945
834
816
1,656
1,331 907 - 2,584 2,530 1,563 682 932
QUARTER ENDED
31 March 2017
31 December 2016
31 March 2016
REEF
BEATRIX
KALKOENKRANS
BEATRIX
KALKOENKRANS
BEATRIX
KALKOENKRANS
Gold Division
Beatrix
Unit
Advanced (m)
3,698
476
4,613 723 4,176 947
Advanced on reef (m)
806
60
1,289 138 1,358 249
Channel width (cm)
156
90
145 102 115 126
Average value (g/t)
5.7
22.7
5.9 13.3 8.1 11.7
(cm.g/t)
889
2,034
861 1,361 938 1,470
QUARTER ENDED
31 March 2017
31 December 2016
31 March 2016
REEF
VCR
ELSBURGS
REEFS
ELSBURG
MASSIVES
KIMBERLEY
REEFS
VCR
ELSBURGS
REEFS
ELSBURG
MASSIVES
KIMBERLEY
REEFS
VCR
ELSBURGS
REEFS
ELSBURG
MASSIVES
KIMBERLEY
REEFS
Gold Division
Cooke
Unit
Advanced (m)
145
717
-
177
203 831 - 184 379 1,675 104 146
Advanced on reef (m)
59
139
-
38
45 142 - 27 211 618 69 44
Channel width (cm)
44
116
-
129
73 88 - 119 281 250 343 205
Average value (g/t)
8.5
8.4
-
4.9
5.4 10.6 - 4.7 2.2 4.1 5.2 3.2
(cm.g/t)
373
974
-
631
392 933 - 559 622 1,037 1,784 665
QUARTER ENDED
31 March 2017
31 December 2016
REEF
KOPANENG
SIMUNYE BAMBANANI
KWEZI
K6
KOPANENG
SIMUNYE
BAMBANANI
KWEZI
K6
Platinum Division
Kroondal
1
Unit
Advanced (m)
323
559
737
1.118
682
701 552 1,160 767 974
Advanced on reef (m)
221
559
558
917
682
300 477 294 694 971
Channel width (cm)
131
209
111
92
196
102 183 45 104 193
Height (cm)
255
253
227
237
247
260 244 224 240 254
Average value (g/t)
1.53
2.51
2
2.08
2.46
1.26 2.16 0.81 2.45 2.46
(cm.g/t)
390
635
453
494
607
326 528 182 587 627
QUARTER ENDED
31 March 2017
31 December 2016
REEF
BATHOPELE
THEMBELANI
KHUSELEKA
SIPHUMELELE
BATHOPELE
THEMBELANI
KHUSELEKA
SIPHUMELELE
Platinum Division
Rustenburg
2
Unit
Advanced (m)
334
1,369
1,178
1,113
190 1,387 1,254 1,291
Advanced on reef (m)
334
611
306
270
190 445 236 305
Height (cm)
198
117
116
117
219 119 117 122
Average value (g/t)
2.58
1.86
2.14
1.93
2.61 4.06 4.14 5.55
(cm.g/t)
511
218
248
225
570 483 485 677
1
Kroondal development data since acquisition date on 12 April 2016
2
Rustenburg development data since acquisition on 1 November 2016

8 Sibanye Operating update 31 March 2017
ADMINISTRATION AND CORPORATE INFORMATION
SIBANYE GOLD LIMITED
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN: ZAE E000173951
LISTINGS
JSE: SGL
NYSE: SBGL
WEBSITE
www.sibanyegold.co.za
REGISTERED OFFICE
Libanon Business Park
1 Hospital Street (Off Cedar Ave)
Libanon
Westonaria 1780
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
INVESTOR ENQUIRIES
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Tel: +27 83 453 4014
+27 11 278 9656
Email: james.wellsted@sibanyegold.co.za
CORPORATE SECRETARY
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
Email: cain.farrel@sibanyegold.co.za
DIRECTORS
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick
#
Robert Chan
#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Susan van der Merwe
1
Jerry Vilakazi*
Jiyu Yuan
#
* Independent non-executive
#
Non-independent non-executive
JSE SPONSOR
JP Morgan Equities South Africa Proprietary Limited
(Registration number : 1995/011815/07)
1 Fricker Road
Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2196
South Africa
OFFICE OF THE UNITED KINGDOM SECRETARIES
LONDON
St James’s Corporate Services Limited
Suite 31
Second Floor
107 Cheapside
London EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
AUDITORS
KPMG Inc.
KPMG Crescent
85 Empire Road
Parktown 2193
Johannesburg
South Africa
Tel: +27 11 647 7111
AMERICAN DEPOSITORY
RECEIPTS TRANSFER AGENT
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh
PA15252-8516
US toll-free: +1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@bnymellon.com
Tatyana Vesselovskaya
Relationship Manager
BNY Mellon
Depositary Receipts
Direct Line: +1 212 815 2867
Mobile: +1 203 609 5159
Fax: +1 212 571 3050
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES
SOUTH AFRICA
Computershare Investor Services Proprietary
Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248
TRANSFER SECRETARIES
UNITED KINGDOM
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
(calls cost 10p a minute plus network extras, lines
are open 8.30am – 5pm Mon-Fri) or
+44 20 8639 3399 (from overseas)
Fax: +44 20 8658 3430
Email: ssd@capitaregistrars.com

Sibanye Operating update 31 March 2017 9
FORWARD LOOKING STATEMENTS
This document includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act
of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “anticipate”, “plans”, “potential”, “can”, “may” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, expected timings of the
Stillwater transaction (including completion) (the Transaction), potential Transaction benefits (including statements regarding growth and cost savings) or information related to the Blitz Project, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Sibanye Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in
South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; Sibanye’s or Stillwater’s ability to complete the Transaction; the inability to complete the Transaction due to failure complete any conditions; Sibanye’s ability to achieve anticipated efficiencies and other cost savings in connection with the Transaction; the success of Sibanye’s business strategy and changes thereto, exploration and development activities; the ability of
Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals (PGMs) and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-
economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans’ in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. Further details of potential risks and uncertainties affecting Sibanye are described in Sibanye’s filings with the JSE and the SEC, including in Sibanye’s
Integrated Annual Report 2016 and Annual Report on Form 20-F, for the fiscal year ended 31 December 2016. These forward-looking statements speak only as of the date of this document.

The Sibanye Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This document does not constitute the solicitation of any vote, proxy or approval. In connection with the Transaction, Sibanye has posted to its shareholders a JSE
Limited (JSE) Category 1 circular and Stillwater has filed with the Securities and Exchange Commission (the SEC) relevant materials, including a proxy statement. The
JSE Category 1 circular and other relevant documents have been sent or otherwise disseminated to Sibanye’s shareholders and contain important information about the Transaction and related matters. SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE JSE CATEGORY 1 CIRCULAR AND OTHER RELEVANT
DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. The proxy statement and other relevant documents have been sent or otherwise disseminated to Stillwater’s shareholders and contain important information about the Transaction and related matters. SHAREHOLDERS OF
STILLWATER ARE ADVISED TO READ THE PROXY STATEMENT THAT HAS BEEN FILED AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC,
BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Sibanye shareholders may obtain free copies of the JSE Category 1 circular by going to Sibanye’s website at www.sibanyegold.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC’s website (http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from Stillwater by going to Stillwater’s website at http://
stillwatermining.com/.
PARTICIPANTS IN THE SOLICITATION
Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of Sibanye’s and Stillwater’s respective shareholders in connection with the Transaction. Sibanye’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sibanye in Sibanye’s Annual Report on Form 20-F, for the fiscal year ended 31 December 2016, which was filed with the SEC on 7 April
2017. Stillwater’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Stillwater in
Stillwater’s Annual Report on Form 10-K for the fiscal year ended 31 December 2016, which was filed with the SEC on 16 February 2017. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Transaction is included in the proxy statement that Stillwater has filed with the
SEC.
NO OFFER OR SOLICITATION
This document is for informational purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United
States or any other jurisdiction. Any securities referred to herein that are being offered outside of the United States have not been, and will not be, registered under the
U.S. Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.
The public offering of securities currently intended by the issuer to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company, its management and financial statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 4, 2017
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer